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                               June 2, 2022

       Nicholas Vita
       Chief Executive Officer
       Columbia Care Inc.
       680 Fifth Ave., 24th Floor
       New York, New York 10019

                                                        Re: Columbia Care Inc.
                                                            Preliminary Revised
Proxy Statement on Schedule 14A
                                                            Filed May 24, 2022
                                                            File No. 000-56294

       Dear Mr. Vita:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Revised Proxy Statement on Schedule 14A filed May 24, 2022

       General

   1. We note your response to prior comment 2. Please elaborate on your analysis as to how the transaction fits
within the exception set out in Rule 13e-3(g)(2), in particular with respect to satisfaction
of the condition set out in Rule 13e-3(g)(2)(i). Specifically, please address in greater
detail why the Cresco SV Shares (classified as    subordinate voting
                                                        shares) should be
considered to possess    substantially the same    voting rights as both the
                                                        Columbia Care Shares
and the Columbia Care PV Shares. In addition, please provide us with a numerical
estimate of the anticipated aggregate value of the cash-out of fractional shares
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas Vita
Columbia Care Inc.
June 2, 2022
Page 2




        You may contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-
6761 if you have questions.



FirstName LastNameNicholas Vita                         Sincerely,
Comapany NameColumbia Care Inc.
                                                        Division of Corporation
Finance
June 2, 2022 Page 2                                     Office of Life Sciences
FirstName LastName